  Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the “Company” or “High Tide”)
Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

December 2, 2024

Item 3: News Release

A news release was issued and disseminated via CNW Group Ltd. d/b/a Canada Newswire on December 2, 2024, a copy of which was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

High Tide announced on December 2 that it is expanding its Cabana Club membership program across the US, EU, and UK, and adding international snacks and confectionary items to its e-commerce offerings. The Company anticipates breaking even on revenue and EBITDA within approximately six and twelve months respectively.

Item 5.1: Full Description of Material Change

On December 2, High Tide announced that it is expanding its Cabana Club membership program across the entirety of the United States (US) through cabanaclubusa.com, as well as the European Union (EU) and the United Kingdom (UK) through cabanaclub.eu. The Company is also adding international snacks and confectionary to its e-commerce offerings which already include hemp-derived CBD products, consumption accessories and related merchandise. The new global Cabana Club interface will provide members with a single point of login to access instant savings with the lowest price guaranteed.  In the US, members will be able to purchase hemp-derived CBD, consumption accessories as well as international snacks and confectionary items from Smoke Cartel, Daily High Club, DankStop, NuLeaf, and FABCBD.  Members across the entire EU and UK will now have access to these same products through Grasscity and Blessed CBD. Members will also be able to access an exclusive page featuring additional Cabana Club and third-party coupons. The discounting on merchandise will be partially offset through the sale of additional ELITE memberships. For the first year, those signing onto ELITE in the US, EU and UK will be able to do so for just $15, #eu#15, and £15, respectively. This represents a 50% discount on international ELITE memberships. These new ELITE members will also enjoy access to free shipping and hassle-free returns, including access to ELITE-only merchandise and even steeper discounts. Given its track record in Canadian bricks-and-mortar sales, the Company anticipates its US and European e-commerce platforms to experience a similar growth trajectory and anticipates breaking even on revenue and EBITDA within approximately six and twelve months respectively.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer, and Director
T: 403-770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

December 10, 2024